LASERSIGHT SUCCESSFULLY COMPLETES
                  QS/GMP INSPECTION -On track with FDA approval
                   of LaserScan LSX(TM) Excimer Laser System-

         Winter Park,  FL (August 11, 1999) - LaserSight  Incorporated  (NASDAQ:
LASE) today announced it successfully completed the Quality System/Good Manufacturing Practices Inspection (QS/GMP) following the FDA's field inspection of its manufacturing facilities for the LaserScan LSX (TM) excimer laser system. Completion of the QS/GMP inspection clears the way for the last step in the pre-market approval (PMA) process, agreeing on final labeling. After receiving pre-market approval the Company plans to offer its excimer laser system for laser vision correction in the U.S., The Company has already delivered approximately 300 excimer laser systems worldwide.

          On August 9, 1999 the FDA concluded that there were no significant deficiencies at the Company's manufacturing facility. The last step in the pre-market approval process is expected to take 30 - 60 days from that date. Following completion of this last step initial approval for the Company's excimer laser system would be for treatment of myopia, with approval for astigmatism to follow shortly thereafter.

         LaserSight Incorporated provides quality technology solutions for laser refractive surgery and other innovative applications, mainly in the vision correction industry. The Company sells its products in more than 30 countries. In the United States, LaserSight's refractive scanning laser system has a pending pre-market approval application with the U.S. Food and Drug Administration and is not yet commercially available in this market.

         This press release contains forward-looking statements regarding future events and future performance of the Company, including statements with respect to anticipated sales revenue, which involves risks and uncertainties that could materially affect actual results. Investors should refer to documents that the Company files from time-to-time with the Securities and Exchange Commission for a description of certain factors that could cause the actual results to vary from current expectations and the forward looking statements contained in this press release. Such filings include, without limitation, the company's Form 10-K, Form 10-Q and Form 8-K reports.